

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Xue Bangyi
Chief Executive Officer
Jinzanghuang Tibet Pharmaceuticals, Inc.
Harborside Financial Center
2500 Plaza V
Jersey City, NJ 07311

> **Re: Jinzanghuang Tibet Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-53254**

Dear Ms. Bangyi:

We issued a comment letter to you on the above captioned filing on June 30, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 16, 2011, to provide a substantive response to the comments or to tell us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 16, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jamie Kessel at (202) 551-3727 with any questions.

> Sincerely,
>
> /s/ Tia Jenkins
>
> Tia Jenkins
> Senior Assistant Chief Accountant
> Office of Beverages, Apparel and
> Health Care Services